SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                 Commission File Number
                                                                       --------

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F
             [ ] Form 10-Q  [ ] Form N-SAR

                       For Period Ended: December 31, 2000
                                         -----------------

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION
Full name of registrant FuelNation Inc.
                        --------------------------------------------------------
Former name if applicable Regenesis Holdings, Inc.
                          ------------------------------------------------------
Address of principal executive office (Street and number)
1700 North Dixie Highway, Suite 125
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City, state and zip code Boca Raton, Florida 33432
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                                     PART II
                             RULE 12b-25 (b) AND (c)
         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X}     (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)      The subject annual report, semi-annual report,
                 transition report on form 10-K, 20- F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)      The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-!, N-SAR or the transition report thereof could not be filed within the prescribed period. (Attach extra sheets if needed).

         The extension is needed due to the lengthy settlement period involved in the acquisition of a controlling interest and takeover of the Company including the settlement of substantial outstanding obligations of the Company prior to acquisition, as well as the fact that the Company will be operating in an entirely different business field.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Chris Salmonson                       (561)                       391-5883
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   (Name)                           (Area Code)               (Telephone Number)

         (2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify the report(s).   [X] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?  [ ] Yes   [X]  No

         If so: attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                FuelNation Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 27, 2001          By   /s/ Chris Salmonson
    --------------------           ---------------------------------------------
                                   Chris Salmonson, President
                                   ---------------------------------------------
                                   (Please print or type Name and Title)


                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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